Exhibit 99.1

GasLog Ltd. Announces Election of Directors at 2020 Annual General Meeting of Shareholders

Piraeus, Greece – May 14, 2020 – GasLog Ltd. (the “Company” (NYSE: GLOG)), an international owner and operator of liquefied natural gas (“LNG”) carriers, announced the election of six directors at the Company’s annual general meeting of shareholders held today.

The elected directors are Peter G. Livanos, Bruce L. Blythe, Donald J. Kintzer, Julian R. Metherell, Anthony S. Papadimitriou and Paul A. Wogan. Each director was elected to hold office until the next annual general meeting of shareholders or until his successor has been duly elected and qualified.

Shareholders also approved the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2020 and until the conclusion of the next annual general meeting, and authorized the Company’s board of directors, acting through the audit and risk committee, to determine the independent auditor fee.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (14 on the water and five on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Contact:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com